Exhibit 99.1

One and One Green Technologies Secures $39 Million in Contracts for Recycled Strategic Metals in Second Half 2025

San Rafael, Bulacan, Philippines, Jan. 22, 2026 (GLOBE NEWSWIRE) -- One and one Green Technologies. INC (“One and one” or the “Company”) (NASDAQ: YDDL), a Philippines-based recycler holding a government-issued license in the Philippines to import and process hazardous waste as raw materials, today announced it has entered into customer contracts with an aggregate value of approximately $39 million during the second half of 2025 for its recycled strategic metal products.

The Company delivered 7,481 tons of recycled copper alloy ingots and aluminum alloy products to long-standing customers in China and the Philippines between July and December 2025, representing a 12% increase in volume over the comparable period in 2024, reflecting robust demand fundamentals and One and one’s strategic positioning in high-value, certified, low-carbon metals.

KEY HIGHLIGHTS:

●	Contract volume: 7,481 tons of finished products

●	Year-over-year growth in delivered volume: 12%

●	Copper alloy concentration: 71% of total contract value in the second half of 2025 (approximately $27.9M)

●	Aluminum growth: 48% year-over-year increase in contract value

●	Multiple contracts secured for copper alloy ingots

●	Significant orders for aluminum scrap products, aligned with circular economy initiatives

●	Contracts span multiple industries, including electronics, automotive, and construction sectors

“These second-half 2025 contract wins validate our position as a trusted supplier of high-quality recycled strategic metals in the Asia-Pacific market during a period of tightening copper supply and rising market prices,” said Ms. Tina Yan, Chairman of the Board and CEO of One and one. “As global copper prices continue to trend upward amid structural demand from electrification, infrastructure investment, and energy transition, we are seeing manufacturers prioritize recycled copper solutions that offer both cost competitiveness and sustainability advantages. These dynamics create favorable opportunities for our metal business, particularly in copper alloy products, where we believe demand fundamentals remain strong.”

About One and one Green Technologies. INC

One and one Green Technologies. INC is a waste materials and scrap metal recycling company headquartered in the Philippines, distinguished by its significant permitted annual recycling capacity and government-issued license to import hazardous waste as raw materials. This unique regulatory position enables One and one to actively participate in both domestic and international recycling markets while meeting stringent environmental standards.

Our operations focus on efficiently processing raw materials into final products, including copper alloy ingots, aluminum scraps, and plastic beads. One and one delivers economical and flexible solutions for electronic waste, metal scrap, and industrial recycling, positioning the Company as an essential partner to manufacturers and industrial clients.

Driven by a commitment to environmental sustainability and cost-effective resource management, One and one leverages its advanced capabilities to reduce processing costs and environmental impact. We believe that the Company is ideally placed to capitalize on the growing demand for responsible recycling services in the region, offering investors both stable growth prospects and ongoing innovation in one of Asia’s most dynamic markets.

For more information, please visit our website at www.onepgti.com.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and the completion of the initial public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

Investor Relations Contact:

Matthew Abenante, IRC
President
Strategic Investor Relations, LLC
Tel: 347-947-2093
Email: matthew@strategic-ir.com